UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

ACP Strategic Opportunities Fund II, LLC
(Name of Subject Company (Issuer))

Units of Beneficial Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gary E. Shugrue
President
Ascendant Capital Partners, LP
150 N. Radnor Chester Rd., Suite C-220
Radnor, PA 19087
(610) 688-4180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

(Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee

Transaction Valuation: $4,113,439 (a)                                                                           Amount of Filing Fee: $293.29 (b)

(a)   Calculated solely for the purpose of determining the amount of the filing fee.  The estimated aggregate maximum purchase price for ten percent (10%) of the Issuer’s outstanding units of beneficial interest is based on the total net asset value of the Issuer’s outstanding units of beneficial interest as of February 28, 2010.

(b)   Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

| |
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                          N/A

Form or Registration No.:                        Schedule TO

Filing Party:                    ACP Strategic Opportunities Fund II, LLC

Date Filed: ________________________________________________

|_|	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|	third-party tender offer subject to Rule 14d-1.

|X|	issuer tender offer subject to Rule 13e-4.

|_|	going-private transaction subject to Rule 13e-3.

|_|	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

           This Issuer Tender Offer Statement on Schedule TO relates to an offer by ACP Strategic Opportunities Fund II, LLC, a Delaware limited liability company (the “Issuer”), to purchase up to ten percent (10%) of its units of beneficial interest (“Units”) as are properly tendered and requested to be withdrawn no later than 12:00 midnight Eastern time on May 1, 2010, unless extended (the “Expiration Date”).  The Issuer is offering to purchase Units, without interest, net to the participating members (“Investors”) in cash, at their net asset value upon the terms and subject to the conditions contained in the Offer to Purchase dated April 1, 2010 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the Repurchase Offer.

           This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 through 9 and 11.  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in answer to Items 1 through 9 and 11 of this Issuer Tender Offer Statement on Schedule TO.

ITEM 10.   FINANCIAL STATEMENTS.  Audited financial statements for the fiscal years ended December 31, 2008 and December 31, 2009 are included in the Issuer’s annual reports dated December 31, 2008 and December 31, 2009, which were filed on EDGAR on Form N-CSR on March 11, 2009 and March 8, 2010, respectively, and are incorporated herein by reference.  Unaudited financial statements for the period ended June 30, 2009 are included in the Issuer’s semi-annual report dated June 30, 2009, which was filed on EDGAR on Form N-CSR on August 25, 2009, and are incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.  Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 1, 2010	ACP Strategic Opportunities Fund II, LLC

By: /s/ Gary E. Shugrue

Name: Gary E. Shugrue
President & CIO

TABLE OF CONTENTS

I.           SUMMARY TERM SHEET
II.           REPURCHASE OFFER TERMS
1.	Company Information
2.	Identity and Background of Filing Person
3.	The Repurchase Offer
4.	Expiration Date
5.	Net Asset Value Determination Date
6.	Net Asset Value
7.	Payment for Repurchased Units
8.	Increase in Amount of Units Repurchased; Pro Rata Repurchases
9.	Withdrawal Rights
10.	Extension, Suspension or Postponement of Repurchase Offer
11.	Agreements Involving the Fund’s Securities
12.	Certain Information about the Fund
13.	Tax Consequences
14.	Repurchase Fees
15.	Proper Form of Repurchase Request Documents
a.	Proper Presentation of Units for Repurchase
b.	Signature Guarantees and Method of Delivery
c.	Determination of Validity
16.	Recommendations
17.	Source and Amount of Funds; Effect of the Repurchase Offer
18.	Certain Legal Matters
19.	Units of Directors and Officers; Transactions and Arrangements Concerning Units
20.	Additional Information
21.	Financial Statements

Exhibits

EXHIBIT NO.                                DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

_____________________________________________________________________

ACP Strategic Opportunities Fund II, LLC
_____________________________________________________________________

SUMMARY TERM SHEET
_____________________________________________________________________

ACP Strategic Opportunities Fund II, LLC
Offer to Repurchase
Up to 10% of the ACP Strategic Opportunities Fund’s Issued and Outstanding Units of
Beneficial Interest at Net Asset Value

Summary Term Sheet

ACP Strategic Opportunities Fund II, LLC (the “Fund”) is offering to repurchase up to ten percent (10%) of the outstanding units of beneficial interest (“Units”) of ACP Strategic Opportunities Fund II, LLC (the “Fund”) pursuant to tenders by its members (“Investors”) of Units issued and outstanding as of May 1, 2010 (the  “Expiration Date”). The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange on June 30, 2010 (the “Net Asset Value Determination Date”).  You will be receiving with this Summary Term Sheet, the Offer to Purchase dated April 1, 2010 and the Letter of Transmittal, which, as amended or supplemented from time to time, constitute the repurchase offer (the “Repurchase Offer”). We would like to take this opportunity to answer in this Summary Term Sheet some questions you may have regarding aspects of the Repurchase Offer and the forms you will need to submit if you decide to tender your Units in the Repurchase Offer.

This is only a summary overview of information relating to the Repurchase Offer.  Please read and carefully review the Offer to Purchase dated April 1, 2010 and related documents prior to making a decision regarding the Repurchase Offer.  You may also want to consult with your financial and tax advisors when considering the Repurchase Offer.

The Repurchase Offer expires at 12:00 midnight Eastern time on the Expiration Date.  The Repurchase Offer is not conditioned on any minimum number of Units being tendered.

All tenders of Units for repurchase must be received in proper form by the Fund’s administrator, Pinnacle Fund Administration (the “Administrator”), by the Expiration Date.

What is the Repurchase Offer?

The Repurchase Offer is an opportunity to redeem your Units at net asset value.

Is this Repurchase Offer the only way I can sell my Units?

No.  You will be able to sell your Units in future repurchase offers, as described in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and the Limited Liability Company Operating Agreement dated as of January 28, 2002 (the “Operating Agreement”).

What action must I take if I decide not to submit my Units for repurchase in the Repurchase Offer?

None.

What is the purchase price for Units in the Repurchase Offer and how is it calculated?

The Repurchase Price is an amount equal to the net asset value of an Investor’s Units properly tendered and accepted by the Fund as of the Net Asset Value Determination Date.  The Fund anticipates that it will pay an Investor the Repurchase Price for every Unit tendered and accepted, in cash.  However, repurchases of Units or portions thereof from Investors by the Fund may be paid, in the discretion of the Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind.  The Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Investors not tendering Units for repurchase.  Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Operating Agreement), which will be distributed to all tendering Investors on a pro-rata basis.

The initial calculation of the Fund’s net asset value on the Net Asset Value Determination Date may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  The Fund will adjust the number of Units repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are repurchased by the Fund.

Investors can obtain the current net asset value per Unit during the period of the Repurchase Offer by calling (610) 688-4180, between the hours of 9:00 a.m. and 5:00 p.m. Eastern time, Monday-Friday (except holidays).

No one can accurately predict the net asset value of an Investor’s Units on a future date.  The net asset value on the Expiration Date may be higher or lower than the net asset value per share of beneficial interest on the Net Asset Value Determination Date.

Please see Sections 5 and 6 of the Repurchase Offer Terms for more information.

How do I submit Units for repurchase if I want to participate in the Repurchase Offer?

You should review the Offer to Purchase before making your decision to submit Units for repurchase. You should read the related Letter of Transmittal, complete it and submit any other documents required by the Letter of Transmittal.  These materials must be received by the Administrator, in proper form, by the Expiration Date.

Participating Investors should carefully ensure that all information required in order to participate in the Repurchase Offer has been provided and is accurate.  The Fund is under no obligation to notify Investors of any errors or incomplete information in their submission.  Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

Why is the Fund making the Repurchase Offer?

The Fund is making the Repurchase Offer to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.  Investors can offer all or a portion of their Units for repurchase only during one of the Fund’s repurchase offers.

Please see Section 3 and 16 of the Repurchase Offer Terms for more information.

What should I consider in making a decision to participate in the Repurchase Offer?

The following discussion does not incorporate all factors that could impact your decision and is general in nature. Please consult the Offer to Purchase for more information.

Before making a decision, you should weigh the advantages and disadvantages of participating in the Repurchase Offer.  You should also consider that the Fund intends to make future repurchase offers so there will most likely be additional opportunities besides this Repurchase Offer.

Whether or not you participate in the Repurchase Offer, there is a risk that the net asset value of your Units may fluctuate following the Repurchase Offer. The net asset value may increase or decrease in value between the Expiration Date and the Net Asset Value Determination Date.

The tender of Units by an Investor will not affect the record ownership of such Investor for purposes of voting or entitlement to any distributions payable by the Fund to the Investor unless and until such Units are repurchased.  You should also note that although the Repurchase Offer expires on May 1, 2010, you remain an Investor in the Fund with respect to your tendered Units that are accepted for purchase by the Fund through June 30, 2010, when the net asset value of your Units is calculated.

If I decide not to participate in the Repurchase Offer, how will that affect the Units that I own?

The purchase of Units pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of Investors that do not tender Units. Investors that retain their Units may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered. These risks include the potential for greater volatility due to decreased diversification. If the Fund’s aggregate assets are reduced, Investors that do not tender Units will bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Investors from time to time. In order to pay for Units and portions of Units purchased pursuant to this Repurchase Offer, the Fund may liquidate portfolio holdings earlier than Ascendant Capital Partners, LP (the “Investment Manager”) would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment-related expenses.

Will I have to pay anything to participate in the Repurchase Offer?

You will not pay fees or commissions to the Fund in order to participate in the Repurchase Offer.  However, if your Units are held through a Financial Intermediary (as defined in the Repurchase Offer Terms), the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and for sending it to the Administrator.

Please see Section 14 of the Repurchase Offer Terms for more information.

May I withdraw my Units after I have submitted them for repurchase and, if so, by when?

Yes, you may withdraw your Units at any time prior to 12:00 midnight Eastern time on May 1, 2010.  A notice of withdrawal of Units submitted in the Repurchase Offer must be timely received by the Administrator and the notice must specify the name of the Investor who submitted the Units in the Repurchase Offer, the number of Units being withdrawn and the name of the registered owner, if different from the person who submitted the Units in the Repurchase Offer. Withdrawn Units can again be submitted in the Repurchase Offer by following the procedures of the Repurchase Offer before the Expiration Date (including any extension period).

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

Is there a limit on the number of Units I can submit in the Repurchase Offer?

No.  However, an Investor who tenders less than ninety percent (90%) of his or her Units for repurchase will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  If an Investor tenders an amount that would cause the Investor’s account balance to fall below $25,000, the Fund reserves the right to reduce the amount to be purchased from the Investor so that the required minimum balance is maintained.  Investors who tender ninety percent (90%) or more of their Units will be deemed to have liquidated their investment.

Please refer to Section 8 of the Repurchase Offer Terms for more information.

Is my participation in the Repurchase Offer a taxable transaction for U.S. federal income tax purposes?

Participation in the Repurchase Offer is treated as a distribution from a partnership to a partner for U.S. Federal income tax purposes.  Investors should consult their tax advisor to discuss their individual circumstances.

Please refer to Section 13 of the Repurchase Offer Terms for more information.

May the Repurchase Offer be extended?

The Expiration Date is at 12:00 midnight Eastern Time on May 1, 2010, unless extended.  The Fund may extend the period of time the Repurchase Offer is open.  Investors will be notified of any such extension in writing at the Investor’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.

Please refer to Section 10 of the Repurchase Offer Terms for more information.

Is there any reason Units submitted in the Repurchase Offer would not be accepted?

The Fund will repurchase tendered Units on a pro rata basis in the event that Investors tender more than ten percent (10%) of the Fund’s Units or the Fund cannot efficiently liquidate underlying positions in order to repurchase Units for cash.

Additionally, concurrent with the Repurchase Offer, the ACP Institutional Series Strategic Opportunities Fund and ACP Advantage Series Strategic Opportunities Fund  (together, the “Feeder Funds”) are also offering to repurchase their securities from their respective shareholders.  The ACP Institutional Series Strategic Opportunities Fund is offering to repurchase ten percent (10%) of its shares of beneficial interest and ACP Advantage Series Strategic Opportunities Fund is offering to repurchase ten percent (10%) of its shares of beneficial interest.  If the Feeder Funds' repurchase offers are fully or over-subscribed it may affect the other Investors participation in the Repurchase Offer because of the Feeder Funds combined 61.44% ownership of the Fund as of February 28,2010.

Please see Sections 8 and 10 of the Repurchase Offer Terms for a discussion of additional circumstances in which the Fund is not required to accept Units submitted for repurchase.

How do I obtain additional information?

Questions and requests for assistance should be directed to Ascendant Capital Partners, LP at (610) 688-4180.  Requests for additional copies of the Offer to Purchase and the Letter of Transmittal should be directed to the Administrator.

The completed Letter of Transmittal should be sent to the Administrator BY MAY 1, 2010 at the following address:

Pinnacle Fund Administration, LLC
Attn: Brian Smith
8008 Corporate Center Drive
Suite 310
Charlotte, NC 28226
704-927-5402

__________________________________________________________________________
ACP Strategic Opportunities Fund II, LLC
__________________________________________________________________________
REPURCHASE OFFER TERMS
__________________________________________________________________________

1.	Company Information.

A.           ACP Strategic Opportunities Fund II, LLC (the “Fund”) is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, telephone number (610) 688-4180.

B.           As of February 28, 2010, there were 1,081,530.065 total units of beneficial interest in the Fund (“Units”) outstanding and the net asset value of all such issued and outstanding Units in the Fund was $15,860,313.944  Investors can obtain the current net asset value of their Units during the period of the Repurchase Offer by calling (610) 688-4180, between the hours of 9:00 a.m. and 5:00 Eastern time, Monday-Friday (except holidays).

C.           Trading Market and Price.  There is no established trading market for the Units and any transfer is strictly limited by the terms of the Fund’s Limited Liability Company Operating Agreement dated as of January 28, 2002 (the “Operating Agreement”).  The high and low net asset value per Unit as provided by the Fund’s Administrator, Pinnacle Fund Administration (the "Administator"), for each quarter during the past two (2) years is as follows:

	High	Low
Fourth Quarter 2009	14.7069	14.4005
Third Quarter 2009	14.4654	14.2830
Second Quarter 2009	14.1607	13.6590
First Quarter 2009	13.4717	13.3744
Fourth Quarter 2008	13.4852	13.2250
Third Quarter 2008	14.4857	13.8966
Second Quarter 2008	14.6987	14.3846
First Quarter 2008	14.3481	14.166

2.           Identity and Background of Filing Person.  The Fund is the filing person and the subject company.  The Fund is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, and its telephone number is (610) 688-4180. The investment manager of the Fund is Ascendant Capital Partners, LP (the “Investment Manager”). The Investment Manager is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, and its telephone number is (610) 688-4180. The members of the Fund’s board of directors (the “Board of Directors”) are Robert Andres, John Connors, Gary Shugrue and James Brinton. Their address is c/o ACP Strategic Opportunities Fund II, LLC, 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.  The Fund has the following executive officers:  Gary Shugrue, Chief Investment Officer and Stephanie Strid Davis, Fund Administration and Chief Compliance Officer.  The address of each executive officer is:  150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.

3.           The Repurchase Offer. The Fund is offering to repurchase up to ten percent (10%) of the Units of the Fund pursuant to tenders by its members (“Investors”)  as of May 1, 2010 (the “Expiration Date”).  The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange ("NYSE") on June 30, 2010 (the “Net Asset Value Determination Date”).  An Investor may expect to receive the Repurchase Price for every Unit tendered and accepted, in cash, without interest, upon the terms and conditions set forth in the Offer to Purchase dated April 1, 2010 and the Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the “Repurchase Offer”).

The Fund will not pay interest to participating Investors for Units redeemed, regardless of any delay in payment.  Participating Investors will not be obligated to pay any fees in connection with their request to redeem Units.  However, a participating Investor may be charged a fee for assistance in transmitting the required documentation by a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (the “Financial Intermediary”) for participating Units held by the Financial Intermediary.

The purpose of the Repurchase Offer is to provide Investors a source of liquidity for their Units, as Units are not redeemable daily for cash nor are they traded on a stock exchange.  The offer is not conditioned upon the tender for repurchase of any minimum number of Units, but is subject to other conditions as outlined herein and in the Letter of Transmittal.

The Fund will mail materials for the Repurchase Offer on or about April 1, 2010 to all Investors.

Units tendered for repurchase in compliance with the terms hereof from any officer, director or affiliate of the subject company will be accepted by the Fund.  Any purchases from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchases of Units.

4.           Expiration Date.  All tenders of Units for repurchase must be received in proper form (as set forth herein and in the Letter of Transmittal) by the Administrator on or before 12:00 midnight Eastern time on May 1, 2010. The Repurchase Offer may be extended in the discretion of the Board of Directors. Requests to tender Units submitted to the Administrator must be sent to the address specified in the Letter of Transmittal.

5.           Net Asset Value Determination Date.  The value of the Units tendered in this Repurchase Offer will likely change between the Expiration Date and the Net Asset Value Determination Date, when the value of the Units tendered to the Fund will be determined to calculate the repurchase price.  The repurchase price will be the net asset value of the Units as of the close of regular trading session of the NYSE on the Net Asset Value Determination Date.

The initial publication of the Fund’s month-end net asset value calculation may be estimated, and as such may be subject to later adjustment based on information reasonably available at that time, as described in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  The Fund will adjust the number of Units repurchased from any particular Investor in the event that a more accurate valuation becomes available prior to the end of the month in which the Units are repurchased by the Fund.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may, in its sole discretion, permit an Investor to rescind such Investor’s tender of Units.

Investors are encouraged to obtain current quotations of the Fund’s net asset value prior to making a decision regarding this offer.

6.           Net Asset Value.  Although Investors must determine whether to tender Units prior to the Expiration Date, the Repurchase Price will not be calculated until the Net Asset Value Determination Date. The net asset value of an Investor’s Units can fluctuate between the date the Letter of Transmittal is submitted, the Expiration Date and the Net Asset Value Determination Date.  The Fund’s net asset value on the Expiration Date and the Net Asset Value Determination Date could be higher or lower than on the date a Letter of Transmittal is submitted.

7.           Payment for Repurchased Units.  Generally, an Investor will receive an initial payment (“Initial Payment”) in an amount equal to at least ninety-five (95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the five (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Units. An Investor that tenders ninety percent (90%) or more of the Investors Units, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date. The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Units, within ten (10) business days after the Fund has received at least ninety-five (95%) of the aggregate amount withdrawn by the Fund from such investment funds.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.  Investors whose Units will be liquidated because they tendered ninety percent (90%) or more of their Units will receive a Contingent Payment.

The Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Units, in compliance with any applicable law.

Promptly after the Expiration Date, Investors whose Units are accepted by the Fund for repurchase will be given non-interest bearing, non-transferable promissory notes by the Fund representing the Fund’s obligation to pay for repurchased Units.

Although the Fund will attempt to make payment for Units promptly, as described below, the Fund may be delayed in making payment as a result of circumstances beyond the Fund’s control.  The Fund will not pay interest on the repurchase proceeds, regardless of any delay of the Fund in making payment for Units.

The Fund will have accepted for payment Units validly submitted for repurchase and not withdrawn, when the Fund gives oral or written notice to the Administrator of the Fund’s acceptance for payment of such Units pursuant to the Repurchase Offer.

The Fund anticipates that it will pay an Investor the Repurchase Price for every Unit tendered and accepted, in cash.  However, repurchases of Units or portions thereof from Investors by the Fund may be paid, in the discretion of the Fund, in cash or by the distribution of securities in-kind or partly in cash and partly in-kind.  The Fund does not expect to distribute securities in-kind except in the unlikely event that making a cash payment would result in a material adverse effect on the Fund or on Investors not tendering Units for repurchase.  Any in-kind distribution of securities may consist of marketable or non-marketable securities (valued in accordance with the Operating Agreement), which will be distributed to all tendering Investors on a pro-rata basis.

8.           Increase in Amount of Units Repurchased; Pro Rata Repurchases.  If Investors tender for repurchase more than ten percent (10%) of outstanding Units during the offering period, the Fund may (but is not obligated to) increase the outstanding Units that the Fund is offering to purchase by up to two percent (2.00%) on the Expiration Date.  The Fund may increase the outstanding Units to be repurchased or the Fund may decide not to do so.  In either case, if the outstanding Units tendered for repurchase exceeds ten percent (10%) of outstanding Units, the Fund will repurchase only a pro rata portion of the Units tendered by each Investor.  Additionally, the Fund will repurchase tendered Units on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in order to repurchase tendered Units for cash.

Concurrent with the Repurchase Offer, the ACP Institutional Series Strategic Opportunities Fund and ACP Advantage Series Strategic Opportunities Fund (together, the “Feeder Funds”) are also offering to repurchase their securities from their respective shareholders.  The ACP Institutional Series Strategic Opportunities Fund is offering to repurchase ten percent (10%) of its shares of beneficial interest and ACP Advantage Series Strategic Opportunities Fund is offering to repurchase ten percent (10%) of its shares of beneficial interest.  If the Feeder Funds' repurchase offers are fully or over-subscribed it may affect the other Investors participation in the Repurchase Offer because of the Feeder Funds combined 61.44% ownership of the Fund.

There can be no assurance that the Fund will be able to repurchase all the Units tendered, even if an Investor’s entire position in Units was tendered.  In the event of an oversubscribed Repurchase Offer, Investors may be unable to liquidate all of their Units at the Repurchase Price.  Investors may have to wait until a subsequent repurchase offer to tender the Units that the Fund was unable to repurchase, and Investors would be subject to the risk of net asset value fluctuations during that time.

In addition, an Investor who tenders for repurchase less than ninety percent (90%) of the Investor’s investment in Units will be required to maintain a minimum capital account balance of $25,000, as of the Net Asset Value Determination Date.  The Fund maintains the right to reduce the amount of Units tendered for repurchase so that the required minimum balance is maintained.  The Fund will promptly notify the Investor if his or her tender of Units would reduce the Investor’s balance to less than $25,000.  Investors who tender ninety percent (90%) or more of their Units will be deemed to have liquidated their investment.

The Fund may reject all or part of a tender if, among other reasons, the Investment Manager determines that it would be in the best interests of the Fund to do so.

9.           Withdrawal Rights.  Units tendered pursuant to the Repurchase Offer may be withdrawn or the amount of Units tendered for repurchase may be modified at any time prior to the Expiration Date (including any date to which the Repurchase Offer is extended).

To be effective, a written notice of withdrawal must be timely received by the Administrator at its address specified in the Letter of Transmittal, before the Expiration Date. Any notice of withdrawal must specify the name of the person who executed the particular Letter of Transmittal, the number of Units to be withdrawn and the names in which the Units to be withdrawn are registered.  Any signature on the notice of withdrawal must be guaranteed by an Eligible Institution.  (See Instruction 1 of the Letter of Transmittal.)

Units may be submitted for repurchase again after a withdrawal has been made, prior to the Expiration Date, if the necessary documents are submitted and procedures for the submission of Units for participation in the Repurchase Offer are followed as described herein and in the Letter of Transmittal.

Following the Expiration Date but before the Net Asset Value Determination Date, the Investment Manager may in its sole discretion permit an Investor to rescind such Investor’s tender of Units.

10.           Extension, Suspension or Postponement of Repurchase Offer.  The Board of Directors expressly reserves the right, in its sole discretion, to extend the period of time during which the Repurchase Offer is open by giving oral or written notice to the Administrator.  Investors will be notified of any such extension in writing at the Investor’s address of record, no later than five (5) business days after the previously scheduled Expiration Date.  If the Board of Directors makes a material change in the terms of the Repurchase Offer or the information concerning the Repurchase Offer, or if it waives a material condition in the terms of the Repurchase Offer, the Fund will extend the Repurchase Offer to the extent required by Rules 13e-4(d)(2) and Section 13(e)(4) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").  During any extension, all Units previously submitted for repurchase and not withdrawn will remain subject to the Repurchase Offer; subject to the participating Investor’s right to withdraw such Investor’s Units.  The Board of Directors may cancel the Repurchase Offer or postpone the acceptance of Units if:

(a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objective and policies in order to purchase Units tendered pursuant to the Repurchase Offer;

(b) there is, in the judgment of the Board of Directors, any
(i)	legal action or proceeding instituted or threatened challenging the Repurchase Offer or otherwise materially adversely affecting the Fund,
(ii)	declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States that is material to the Fund,
(iii)	limitation imposed by federal or state authorities on the extension of credit by lending institutions,
(iv)	suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment,
(v)	commencement of war, armed hostilities, terrorist acts or other international or national calamity directly or indirectly involving the United States that is material to the Fund,
(vi)	material decrease in the net asset value of the Fund from the net asset value of the Fund as of commencement of the Repurchase Offer, or
(vii)	other event or condition that would have a material adverse effect on the Fund or its investors if Units tendered pursuant to the Repurchase Offer were purchased; or

(c) the Board of Directors determines that it is not in the best interest of the Fund to purchase Units pursuant to the Repurchase Offer.

However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Repurchase Offer or to postpone acceptance of tenders pursuant to the Repurchase Offer.

11.           Agreements involving the Fund’s Securities.  Every Investor, prior to investing in the Fund, must complete subscription documents which contain certain terms and conditions with respect to the investment in the Fund.  The subscription documents contain provisions related to items such as fees and liquidity restrictions.  Every Investor is required to comply with the terms and conditions of the subscription documents. There are no other agreements, arrangements, or understandings between the Fund and any other person with respect to the securities of the Fund.

12.           Certain Information about the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company.  Units are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Operating Agreement.

The Feeder Funds may participate in the Repurchase Offer.  The Investment Manager also manages each of the Feeder Funds, each of which is a series of ACP Funds Trust.

Except as described herein, none of the Fund, the Investment Manager or the Board of Directors has any plans or proposals that relate to or would result in: (a)  an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (b) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Directors determines may be necessary or appropriate to fund any portion of the purchase price for Units acquired pursuant to this Repurchase Offer or in connection with ordinary portfolio transactions of the Fund); (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (d) any change in the  present Board of Directors, or the management of the Fund, including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Directors or to fill any existing vacancy on the Board of Directors or to change any material term of the employment contract of any executive officer; (e) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its fundamental investment policies for which a vote would be required by Section 13 of the 1940 Act; (f) the Fund becoming eligible for termination of registration under Section 12(g)(4) of 1940 Act;  (g) the suspension of the Fund’s obligation to file reports under Section 15(d) of the 1940 Act;  (h) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units from time to time) or the disposition of Units (other than through periodic repurchase offers including the Repurchase Offer); or (i) any changes in the Fund’s Certificate of Organization, Operating Agreement or other actions that may impede the acquisition of control of the Fund by any person.  The Fund is not currently listed on a national securities exchange or quoted in an automated quotations system operated by a national securities association.

Units that are tendered to the Fund in connection with the Repurchase Offer will be retired, although the Fund may issue Units from time to time in transactions not involving any public offering and exempt from registration under the Securities Act of 1933, as amended.

13.           Tax Consequences.  The following discussion is a general summary of the Federal income tax consequences of the purchase of Units by the Fund from Investors pursuant to the Repurchase Offer.  Investors should consult their own tax advisors for a complete description of the tax consequences of a purchase of their Units by the Fund pursuant to the Repurchase Offer.

In general, an Investor from whom Units are purchased by the Fund will be treated as receiving a distribution from the Fund.  Such Investors generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of money received by the Investor exceeds such Investor’s then adjusted tax basis in such Investor’s Units. An Investor’s basis in such Investor’s remaining Units will be reduced (but not below zero) by the amount of money received by the Investor from the Fund in connection with the purchase.  An Investor’s basis in such Investor’s Units will be adjusted for income, gain or loss allocated (for tax purposes) to such Investor for periods through the Net Asset Value Determination Date.  Money distributed to an Investor in excess of the adjusted tax basis of such Investor’s Units is taxable as capital gain or ordinary income, depending on the circumstances.  An Investor whose entire investment is purchased by the Fund may recognize a loss, but only to the extent that the amount of money received from the Fund is less than the Investor’s then adjusted tax basis in the Investor’s repurchased Units. Pursuant to rules enacted by the American Jobs Creation Act of 2004, the tax basis of Fund assets might be decreased by the amount of taxable loss recognized by the Investors whose entire Units are purchased by the Fund.  Any such basis decrease, upon the disposition of such assets, could reduce the amount of taxable loss or increase the amount of taxable gain otherwise recognized by Investors who retain Units in the Fund.

14.           Repurchase Fees. No fee or commission is payable by you to the Fund in order to participate in the Repurchase Offer.  However, if your Units are held through a Financial Intermediary, the Financial Intermediary may charge you a fee to participate in the Repurchase Offer and sending it to the Administrator.

15.           Proper Form of Repurchase Request Documents.

A.           Proper Presentation of Units for Repurchase

For an Investor to properly submit Units pursuant to the Repurchase Offer, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other documents required by the Letter of Transmittal, including any required United States tax information, must be transmitted to and received by the Administrator by the Expiration Date.  Letters of Transmittal should NOT be sent or delivered to the Fund.

The acceptance by the Fund of Units for repurchase will constitute a binding agreement between the participating Investor and the Fund subject to the conditions and terms of the Repurchase Offer.

B.           Signature Guarantees and Method of Delivery

All signatures must be guaranteed unless ALL of the following conditions apply:
•	The Letter of Transmittal is signed by all registered holder(s) of the Units, AND
•	There is no change of registration for the Units that the Investor will continue to hold, AND
•	The payment of the repurchase proceeds is to be sent to the registered owners of the Units at the address shown on the account statement.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution, as defined below.  (See Instruction 1 of the Letter of Transmittal.)

Signature(s) on the Letter of Transmittal by the registered holder(s) of Units submitted for repurchase must correspond with the name(s) in which the Units are registered, without alteration, enlargement or any change whatsoever.

If any of the Units presented for repurchase are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

If any of the Units presented for repurchase are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If the Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act must be submitted.  “Satisfactory” evidence is in the sole discretion of the Fund.

C.           Determination of Validity

All questions as to the validity, form, eligibility (including, for example, the time of receipt) and acceptance of repurchase requests will be determined by the Fund, in its sole discretion, and that determination will be final and binding.  The Fund reserves the right to reject any and all tenders of repurchase requests for Units determined not to be in the proper form, or to refuse to accept for repurchase any Units if, in the opinion of counsel to the Fund, paying for such Units would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of this Repurchase Offer or any defect in any tender of Units, whether in general or with respect to any particular Units or Investor(s).  The Fund’s interpretations of the terms and conditions of this Repurchase Offer shall be final and binding.  Unless waived, any defects or irregularities in connection with repurchase requests must be cured within the time periods determined by the Fund.  Tenders of Units will not be deemed to have been made until all defects or irregularities have been cured or waived.

The Fund, Administrator or Investment Manager or any other person are not obligated to give notice of any defects or irregularities in repurchase requests tendered, and they will not incur any liability for failure to give any such notice.

The method of delivery of the Letter of Transmittal, and any other required documents, is at the election and risk of the participating Investor.  In all cases, sufficient time should be allowed to ensure timely delivery.

16.           Recommendations.  The Repurchase Offer has been recommended by the Investment Manager and unanimously approved by the Board of Directors.  However, neither the Fund nor the Board of Directors makes any recommendation to any Investor as to whether to participate in the Repurchase Offer.  Investors are urged to carefully evaluate all information in the Offer to Purchase and Letter of Transmittal, and to consult their own financial and tax advisors before deciding whether to present Units for repurchase.  The Repurchase Offer is intended to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.

Because each Investor’s investment decision is a personal one, based on individual financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Investors should tender Units pursuant to the Repurchase Offer. No person has been authorized to give any information or to make any representations in connection with the Repurchase Offer other than those contained herein or in the Letter of Transmittal. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund.

There are no other persons, directly or indirectly, employed, retained or to be compensated to make solicitations or recommendations in connection with this Repurchase Offer.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Feeder Funds may participate in the Repurchase Offer.  The Investment Manager also manages each of the Feeder Funds.

17.            Source and Amount of Funds; Effect of the Repurchase Offer.  The actual cost of the Repurchase Offer cannot be determined at this time because the number of Units to be repurchased will depend on the number of Units submitted for repurchase and the Repurchase Price will be determined on the Net Asset Value Determination Date.  The total cost to the Fund of repurchasing ten percent (10%) of its issued and outstanding Units pursuant to the Repurchase Offer would be approximately [$4,113,439] based on the net asset value of all Units in the Fund as of February 28, 2010.  However, the total number of Units issued and outstanding as of the Expiration Date may be higher than the number of Units issued and outstanding on February 28, 2010.  Repurchased Units will be retired, resulting in a reduction in the Fund’s aggregate net asset value.  However, the Fund may issue new Units upon additional subscriptions from current Investors or new subscriptions by new Investors.

The Fund has the resources necessary to make payment for Units submitted for repurchase in the Repurchase Offer since the Fund will liquidate Fund portfolio securities as necessary to meet repurchase requests.  There are no material conditions to the financing of the transaction. The Fund does not currently intend to borrow, directly or indirectly, or make alternative financing arrangements for any part of the funds or other consideration to be used in the transaction; however, the Fund reserves the right to do so, in its sole discretion, as disclosed in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  The Fund will bear the costs and expenses of the Repurchase Offer.

The repurchase of Units pursuant to the Repurchase Offer will have the effect of increasing the proportionate interest in the Fund of non-participating Investors and reducing the net assets of the Fund.  The reduced net assets of the Fund as a result of the Repurchase Offer will result in a higher expense ratio for the Fund, subject to the Fund’s expense limitation, as described in the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.  In addition, the net asset value of the Units may decline because of significant market pressure to dispose of securities, increased Fund transaction expenses and the realization of capital gains by the Fund accompanying the liquidation of portfolio securities for cash.

18.            Certain Legal Matters.

The Fund is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be material to an Investor’s decision whether to participate in the Repurchase Offer.

The Fund’s obligations under the Repurchase Offer to accept payment and pay for Units are subject to certain conditions as described herein.

The Repurchase Offer is not being extended to (nor will repurchase requests be accepted from or on behalf of) holders of Units in any jurisdiction in which the offering of the Repurchase Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  The Fund reserves the right to exclude Investors in any jurisdiction in which the Repurchase Offer cannot lawfully be made.  So long as the Fund makes a good faith effort to comply with any state law deemed applicable to the Repurchase Offer, the Fund believes that the exclusion of Investors residing in such jurisdiction is permitted under Rule 13e-4(f)(9) promulgated under the Exchange Act.

The Fund is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by the Repurchase Offer or the payment of cash in exchange for the tender of Units.

19.           Units of Directors and Officers; Transactions and Arrangements
Concerning Units of the ACP Strategic Opportunities Fund II, LLC (“Master Fund”).  As of February 28, 2010, the aggregate number and percentage of Units beneficially owned by members of the Board of Directors and the Fund’s officers and control persons are set forth in the table below.

Name and Position	Number of Units beneficially owned as of 2/28/2010	Percentage of Units beneficially owned as of 2/28/2010	Address
Interested Director
Gary E. Shugrue, Director and Chief Investment Officer	2,252.956	0.08%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Directors
Robert Andres, Director	56,589.782	2.02%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Director	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
James Brinton, Director	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087

Officer(s)
Stephanie Strid Davis, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Beneficial Owners of more than 5% and control persons
The Robert E. Turner Irrevocable Trust	261,736.949	9.33%	1205 Westlakes Drive Suite 100 Berwyn, PA 19312
The Robert E. and Carolyn W. Turner Foundation,	131,947.783	4.70%	1205 Westlakes Drive Suite 100 Berwyn, PA 19312
ACP Institutional Series Strategic Opportunities Fund	1,381,334.549	49.10%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
ACP Advantage Strategic Opportunities Fund	342,123.163	12.20%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
All directors and executive officers of the Fund as a group	58,842.738	2.10%

ACP Funds Trust:
Name and Position	Number of Shares beneficially owned: ACP Institutional Series Strategic Opportunities Fund	Percentage of Shares beneficially owned	Address
Interested Trustee
Gary E. Shugrue, Trustee and Chief Investment Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Independent Trustees
Robert Andres, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
John Connors, Trustee	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087

James Brinton, Trustee	3,786.314	0.10%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Officer(s)
Stephanie Strid Davis, Director, Client Services, Fund Administration / Chief Compliance Officer	0	0%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087
Control Persons

All trustees and executive officers of the Fund as a group	3,786.314	0.10%	150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087

During the sixty (60) days prior to the Repurchase Offer, Robert Turner, a former control person of the Fund,  submitted a redemption request that will be effected on March 31, 2010 pursuant to the terms of the Fund’s repurchase offer dated January 1, 2010. This is a full redemption request from Robert Turner approximating $5.7 million. The exact amount of Mr. Turner’s redemption will be finalized upon the net asset valuation date for the January 1, 2010 repurchase offer, March 31, 2010.

As of February 28, 2010, the following transactions in Fund Units have been effected by Directors:

Robert Andres - purchased $400,000 of Units on April 1, 2006.

Gary Shugrue - redeemed $100,000 of Units in March 2006 and $100,000 of Units in June 2007.

James Brinton – made an additional investment in the ACP Institutional Strategic Opportunities Fund in the amount of $25,000 on January 1, 2010.

Neither the Fund nor, to the best of the Fund’s knowledge, any of the Fund’s Directors or officers, affiliates or associates is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly to the Repurchase Offer with respect to any securities of the Fund.  This includes, but is not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

The Feeder Funds may participate in the Repurchase Offer.  The Investment Manager also manages each of the Feeder Funds.

20. Additional Information.  The Investment Manager agreed to reimburse certain expenses (other than the Management Fee) to the extent the expenses exceed 0.15% per annum of average net assets through April 30, 2007.  The expense reimbursement agreement gave rise to a receivable due from the Investment Manager as a result of a one time accrual required to settle the final payments due to the Fund's former administrator. The Investment Manager has entered into an agreement with Fund, approved by the Board of Directors, whereby it intends to repay all outstanding expense reimbursement accruals in order that the balances will be zero by December 31, 2011 if not sooner.  As of February 28, 2010, the balance of such expense reimbursement accruals was $55,334.25 in the Fund, $17,615.95 in the ACP Advantage Series Strategic Opportunities Fund and $24,915.79 in the ACP Institutional Series Strategic Opportunities Fund.

There are no agreements required to be disclosed pursuant to Item 11 of Schedule TO.

21.  Financial Statements. Reference is made to the following financial statements: Audited financial statements for the fiscal years ended December 31, 2008 and December 31, 2009 are included in the Fund’s annual reports dated December 31, 2008 and December 31, 2009, which were filed on EDGAR on Form N-CSR on March 11, 2009 and March 8, 2010, respectively, and are incorporated herein by reference.  Unaudited financial statements for the period ended June 30, 2009 are included in the Fund’s semi-annual report dated June 30, 2009, which was filed on EDGAR on Form N-CSR on August 25, 2009, and are incorporated herein by reference.  Copies of the Fund’s financial statements may be obtained by calling Ascendant Capital Partners, LP at (610) 688-4180 or by a request by mail to 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087.  These can also be found online at www.sec.gov.

Dated:  April 1, 2010

EXHIBIT INDEX

EXHIBIT NO.                                DESCRIPTION

(a)(1)(i)	Form of Offer to Purchase

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Letter from the Fund to Investors in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(iv)	Form of Promissory Note for Payment in Connection with Acceptance of Tender of Units Held by Investors

(a)(1)(v)	Form of Letter to Financial Intermediaries

(a)(1)(vi)	Form of Instructions from Clients of Financial Intermediaries

Exhibit (a)(1)(i)
ACP Strategic Opportunities Fund II, LLC
150 N. Radnor Chester Rd., Suite C-220
Radnor, PA 19087
(610) 688-4180

ACP Strategic Opportunities Fund II, LLC
Offer to Repurchase
Up to 10% of the ACP Strategic Opportunities Fund II, LLC’s Issued and Outstanding Units of Beneficial Interest at Net Asset Value

_______________________________________________________________________

All requests to have Units repurchased must be RECEIVED by Pinnacle Fund Administration in proper form no later than
12:00 midnight Eastern time on May 1, 2010
unless the Offer to Purchase is extended
________________________________________________________________________

April 1, 2010

Dear Investor:

This notice is to inform you about ACP Strategic Opportunities Fund II, LLC’s (the “Fund”) offer to repurchase up to ten percent (10%) of the outstanding units of beneficial interest (“Units”) of the Fund pursuant to tenders by its investors (“Investors”).  If you desire to tender all or a portion of your Units in the Fund, you must do so by 12:00 midnight Eastern time on May 1, 2010, unless extended (the “Expiration Date”), upon the terms and conditions contained in the Offer to Purchase and Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the “Repurchase Offer”).  (As used in this Repurchase Offer, the term “Interest” or “Units,” as the context requires, refers to the beneficial Units of the Fund.)

The Repurchase Offer is intended to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.  Investors can offer all or a portion of their Units for repurchase only during one of the Fund’s repurchase offers.  IF YOU ARE NOT INTERESTED IN SELLING ANY OF YOUR UNITS AT THIS TIME, YOU DO NOT HAVE TO DO ANYTHING AND CAN DISREGARD THIS NOTICE.  We will contact you prior to the next repurchase offer.

The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange on June 30, 2010 (the “Net Asset Value Determination Date”).  An Investor may expect to receive the Repurchase Price for every Unit tendered and accepted, in cash, without interest. Investors should realize that the value of the Units tendered in this Repurchase Offer likely will change between May 1, 2010 and June 30, 2010 (the date when the value of the Units tendered for repurchase will be determined). Investors tendering their Units should also note that they will remain Investors in the Fund, with respect to their Units tendered and accepted for purchase by the Fund, through June 30, 2010. Any tendering Investors that wish to obtain the estimated net asset value of their Units should contact the Investment Manager, Ascendant Capital Partners, LP, at the number provided below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern time)

If you wish to sell all or a portion of your Units during this tender period, you can do so in one of the following ways:

1.
If your Units are held in your own name (please refer to your account statement), you can complete the attached Letter of Transmittal and return it to the Fund’s Administrator, Pinnacle Fund Administration, together with any required signature guarantees and any other documents required by the Letter of Transmittal, by the Expiration Date (12:00 midnight Eastern time on May 1, 2010 unless extended).

2.
If your Units are held for you by a financial intermediary such as a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (collectively, “Financial Intermediary”), you should contact your Financial Intermediary to tender such Units.  The Financial Intermediary may charge a transaction fee for processing your repurchase request.

The Fund’s Board of Directors unanimously approved the Repurchase Offer.  However, neither the Fund nor the Board of Directors makes any recommendation to any Investor as to whether to participate in the Repurchase Offer.  Investors are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, consult their own financial and tax advisors and make their own decision whether or not to tender Units for repurchase.  If you have any questions, contact your financial advisor or you can call Ascendant Capital Partners, LP at (610) 688-4180.

Sincerely,

ACP Strategic Opportunities Fund II, LLC

Exhibit (a)(1)(ii)

________________________________________________________________________

Letter of Transmittal

To Accompany Repurchase Request of Units of Beneficial Interest
of
ACP Strategic Opportunities Fund II, LLC
______________________________________________________________________________

All requests to have Units repurchased must be RECEIVED by Pinnacle Fund Administration in proper form no later than 12:00 midnight Eastern time on May 1, 2010, unless the Offer to Purchase is extended
________________________________________________________________________

To: ACP Strategic Opportunities Fund II, LLC

The person(s) signing this Letter of Transmittal (“Signor”) elects to participate in the Offer to Purchase and requests the repurchase by ACP Strategic Opportunities Fund II, LLC (the “Fund”) of the units of beneficial interest (the “Units”) of the Fund designated below in exchange for the Repurchase Price (defined below) for the Units tendered and accepted, in cash.  The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange on June 30, 2010 (the “Net Asset Value Determination Date”).  This Letter of Transmittal is subject to the terms and conditions described in the Offer to Purchase dated April 1, 2010.  Receipt of the Offer to Purchase is acknowledged by the Signor.  The Offer to Purchase and this Letter of Transmittal, which as amended or supplemented from time to time, constitute the repurchase offer (the “Repurchase Offer”).

The Signor recognizes that there may be expenses associated with participation in the Repurchase Offer.  A participating Investor may be charged a fee for assistance in transmitting the required documentation by the Investor’s broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (collectively, “Financial Intermediary”).

Subject to, and effective upon, acceptance for payment of, or payment for, Units presented for repurchase by the Signor in accordance with the terms and subject to the conditions of the Repurchase Offer (including, if the Repurchase Offer is extended or amended, the terms or conditions of any extension or amendment), the Signor hereby sells, assigns and transfers to, or upon the order of, the Fund all right, title and interest in and to all of the Units that are being presented for repurchase as described in “Units Tendered for Repurchase” that may be purchased by the Fund pursuant to the Repurchase Offer (and any and all dividends, distributions, other Units or securities or rights issued or issuable in respect of such Units on or after the Net Asset Value Determination Date) and the Signor irrevocably constitutes and appoints the Fund’s Administrator, Pinnacle Fund Administration (the “Administrator”) as the true and lawful agent and attorney-in-fact of the Signor with respect to such Units (and any such dividends, distributions, other Units, or securities or rights), with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to receive all benefits and otherwise exercise all rights of beneficial ownership of such Units, subject to the succeeding paragraph, all in accordance with the terms and conditions set forth in the Repurchase Offer.

The Signor hereby represents and warrants that: (a) the Signor has full power and authority to submit, sell, assign and transfer the Units submitted for repurchase (and any and all dividends, distributions, other Units or other securities or rights issued or issuable in respect of such Units on or after the Net Asset Value Determination Date); (b) when and to the extent the Fund accepts the Units for repurchase, the Fund will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges, proxies, encumbrances, or other obligations relating to their sale or transfer, and not subject to any adverse claim; (c) on request, the Signor will execute and deliver any additional documents deemed by the Administrator or the Fund to be necessary or desirable to complete the sale, assignment and transfer of the submitted Units (and any and all dividends, distributions, other Units or securities or rights issued or issuable in respect of such Units on or after the Net Asset Value Determination Date); and (d) the Signor has read and agreed to all of the terms of the Repurchase Offer.

The Signor recognizes that, under certain circumstances set forth in the Offer to Purchase, the Fund may terminate or amend the Repurchase Offer or may not be required to repurchase any of the Units presented for repurchase.  The Signor understands that the Administrator will cancel the repurchase request as to any Units not repurchased by the Fund.

Each Investor must also complete the Instructions Form as a condition of participation in the Repurchase Offer.

The Signor understands that acceptance of Units by the Fund for repurchase represents a binding agreement between the Signor and the Fund upon the terms and conditions of the Repurchase Offer.

All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death or incapacity of the Signor and all obligations of the Signor under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the Signor.

Except as stated in the Offer to Purchase, the Signor’s presentment of Units for repurchase is irrevocable.

________________________________________________________________________

Signor must provide the information requested in this Letter of Transmittal.  Failure to furnish the information requested regarding account information will result in an incomplete repurchase requests which will mean the Fund cannot repurchase the Units tendered.
________________________________________________________________________

NOTE: SIGNATURE(S) MUST BE PROVIDED BELOW
________________________________________________________________________

INSTRUCTIONS

Forming part of the terms and conditions of the Repurchase Offer
________________________________________________________________________

1.           Guarantee of Signatures.  No signature guarantee is required on this Letter of Transmittal if:  (a) this Letter of Transmittal is signed by the registered holder(s) of Units presented for repurchase; (b) there is no change of registration for the Units the Investor will continue to hold; and (c) the payment of the repurchase proceeds is to be sent to the registered owners of the Units at the address shown on the Investor’s account statement.  In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution (defined below).

Signatures must be guaranteed by one of the following:  a U.S. bank, trust company, credit union or savings association, or by a foreign bank that has a U.S. correspondent bank, or by a U.S. registered dealer or broker in securities, municipal securities, or government securities, or by a U.S. national securities exchange, a registered securities association or a clearing agency (each an “Eligible Institution” and together, “Eligible Institutions”).  A notary cannot provide a signature guarantee.  Please note: if you request your funds to be sent via ACH to a bank account other than one that is already noted on your account, a signature guarantee is required.

2.           Delivery of Letter of Transmittal.  A properly completed and duly executed Letter of Transmittal with any required signature guarantees and any other documents required by this Letter of Transmittal should be mailed or delivered to the Administrator at the appropriate address set forth herein and must be received by the Administrator prior to 12:00 midnight Eastern time on May 1, 2010.  Letters of Transmittal should NOT be sent or delivered to the Fund.

Delivery will be deemed made only when actually received by the Administrator.  If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.  Investors have the responsibility to cause the Letter of Transmittal and any other documents required by this Letter of Transmittal to be delivered in accordance with the Repurchase Offer.

The method of delivery of this Letter of Transmittal and all other required documents is at the option and sole risk of the Investor presenting Units for repurchase.  In all cases, sufficient time should be allowed to ensure timely delivery.

The Letter of Transmittal should be sent to the Administrator BY MAY 1, 2010 at the following addresses:

Pinnacle Fund Administration, LLC
Attn: Brian Smith
8008 Corporate Center Drive, Suite 310
Charlotte, NC 28226
PH: 704-927-5402                FX: 704-752-8997

The Fund will not accept any alternative, conditional or contingent repurchase requests.

3.           Inadequate Space.  If the space provided to respond to any of the questions below is inadequate, the necessary information should be listed on a separate schedule signed by all of the required signatories and attached to the Letter of Transmittal.

4.           Signatures on Letter of Transmittal, Authorizations, and Endorsements.  Signature(s) by registered holder(s) on this Letter of Transmittal must correspond EXACTLY with the name(s) in which the Units are registered.

If any of the Units presented for repurchase are owned of record by two or more joint owners, all owners must sign this Letter of Transmittal.  If any of the Units presented for repurchase are registered in different names, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations.

If this Letter of Transmittal is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Fund of their authority to act in such a fiduciary or representative capacity must be submitted.

5.           Transfer Taxes on Units.  There are no transfer taxes related to the Repurchase Offer.

6.           Irregularities.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Units presented for repurchase will be determined by the Fund, in its sole discretion, and the Fund’s determination shall be final and binding.  The Fund reserves the absolute right to reject any or all Units presented for repurchase determined not to be in appropriate form or to refuse to accept for payment, repurchase or pay for any Units if, in the opinion of the Fund’s counsel, accepting, repurchasing or paying for the Units would be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Repurchase Offer in whole or in part, or any defect in any repurchase request, whether generally or with respect to any particular Unit(s) or Investor(s).   The Fund’s interpretations of the terms and conditions of the Repurchase Offer (including these instructions) shall be final and binding.

The Fund, Ascendant Capital Partners, LP (the “Investment Manager”), the Administrator, or any other person are not and will not be obligated to give any notice of defects or irregularities in repurchase requests, and none of them shall incur any liability for failure to give any such notice, including without limitation, with respect to the Instructions form and necessary tax information.

7.           Questions and Requests for Assistance and Additional Copies.  Questions
and requests for assistance may be directed to the Investment Manager, by telephoning (610) 688-4180.

________________________________________________________________________

IMPORTANT
This Letter of Transmittal bearing original signature(s), properly completed and duly executed, together with any required signature guarantees and all other required documents, must be received by the Administrator no later than the Expiration Date.
________________________________________________________________________

DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO PRESENT YOUR UNITS FOR REPURCHASE.

I.           ACCEPTANCE OF THE REPURCHASE OFFER

The Repurchase Offer is hereby accepted in accordance with its terms.

_______________________________	_______________________________
Name of Registered Investor(s)	Name of Registered Investor(s)
(Please Type or Print)	(Please Type or Print)

_______________________________	_______________________________
Authorized Signature	Authorized Signature

_______________________________	_______________________________
Taxpayer Identification or	Taxpayer Identification or
Social Security Number	Social Security Number

_______________________________
Date

(Must be signed by the registered holder(s) exactly as name(s) appear(s) on the Fund statement or by person(s) authorized to become registered holder(s) by certificates and documents transmitted under this Letter of Transmittal.

If signature is by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, please provide the following information (see Instruction 4):

Name (Please Type or Print)	___________________________________
Capacity (Full Title) (See Instruction 4)	___________________________________
Address	___________________________________ ___________________________________
Daytime Telephone Number	___________________________________

II.           GUARANTEE OF SIGNATURE(S)
               (See Instruction 1)

Authorized Signature	___________________________________
Name (Please Type or Print)	___________________________________
Title	___________________________________
Name of Firm	___________________________________
Address	___________________________________ ___________________________________
Daytime Telephone Number	___________________________________
Dated	___________________________________

III.           UNITS TENDERED FOR REPURCHASE
(Please fill in ALL applicable information)

☐	Partial Tender	Please tender __________% of my Units

☐	Dollar Amount	Please repurchase enough of my Units so that I will receive $____________.

☐	Full Tender	Please tender all of my Units.

(Please Note: You must retain a $25,000 minimum balance if tendering less than ninety percent (90%) of your Units.)

IV.           PAYMENT AND DELIVERY INSTRUCTIONS

Please check one of the options listed below and provide any information corresponding to your selection.

IMPORTANT NOTE:
If you invest through a Financial Intermediary, that Financial Intermediary may require alternate payment and delivery instructions, notwithstanding your request below.  All monies held at National Financial Services (NFS) or Charles Schwab will be returned to the investor’s account held at NFS or Charles Schwab acting as custodian.

Please contact your Financial Intermediary for more information.

☐	Mail a check to the address of record
A check for the proceeds of repurchased Units will be issued in the name of the registered Investor(s) and mailed to the address of record on the account.

☐	Mail a check to an alternative address
If alternative address is requested, please provide instructions here (signature(s) must be “guaranteed.” See Instruction 1).

Alternative Mailing Instructions:                    _________________________________

_________________________________

_________________________________

☐	National Financial Services (NFS) Account
Proceeds to be wired to current account held at NFS. Existing NFS instructions are on file.

☐	Charles Schwab Account
Proceeds to be wired to current account held at Charles Schwab. Existing Schwab instructions are on file.

☐	Send proceeds via Fed Funds Wire
Proceeds will be sent via Fed Funds wire to the bank instructions listed below.

Wiring Instructions:	Bank Name:_____________________________

ABA #: ________________________________

Account Name: __________________________

Account # _______________________________

For Further Credit to: _____________________

Exhibit (a)(1)(iii)

May___, 2010

Dear Investor:

ACP Strategic Opportunities Fund II, LLC (the “Fund”) has received and accepted for purchase your tender of all or a portion of your Units in the Fund.

Because you have tendered and the Fund has purchased all or a portion of your Units, you have been issued a non-interest bearing, non-transferable note (the “Note”) entitling you to receive an Initial Payment in an amount equal to at least ninety-five ( 95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the five percent (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Units. An Investor that tenders a partial Interest, which is ninety percent (90%) or more of the Investors Units, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date.  The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Units, within ten (10) business days after the Fund has received at least ninety-five (95%) of the aggregate amount withdrawn by the Fund from such investment funds.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.  Investors whose Units will be liquidated because they tendered ninety percent (90%) or more of their Units will receive a Contingent Payment.

The Initial Payment and, if applicable, the Contingent Payment, will be paid to you, as per your instructions on your Letter of Transmittal or as per the settlement instructions of your Financial Intermediary. Once payment has been made to you in full under the terms of the Note, the Note will be cancelled.  You will remain an Investor of the Fund with respect to the portion of your Interest in the Fund that you did not tender, if applicable.

All capitalized terms used, but not defined herein, shall have the meanings ascribed to them in the Offer to Purchase and Letter of Transmittal.

Should you have any questions, please call your financial advisor or broker, or you can call Ascendant Capital Partners, LP at (610) 688-4180.

Sincerely,

ACP Strategic Opportunities Fund II, LLC

Exhibit (a)(1)(iv)
PROMISSORY NOTE
for the Offer to Repurchase up to 10% of the
Issued and Outstanding Units of Beneficial Interest of
ACP Strategic Opportunities Fund II, LLC

Pursuant to the Repurchase Offer, dated April 1, 2010, of up to ten percent (10%) of the units of beneficial interest (“Units”) in the net assets of ACP Strategic Opportunities Fund II, LLC (the “Fund”) issued and outstanding as of May 1, 2010 (the “Expiration Date”), at a price equal to the respective net asset value of the Units as of the close of regular trading session of the New York Stock Exchange on the Net Asset Value Determination Date upon the terms and conditions set for in the Repurchase Offer, the Fund hereby promises to pay in cash, in the manner set forth below, to the person identified below as the payee (the “Payee”) an amount equal to the net asset value of the Units tendered, determined as of the Net Asset Value Determination Date in accordance with the valuation policy of the Fund, as described in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement.

This note entitles the Payee to receive an initial payment, valued in accordance with the Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement, in an amount equal to at least ninety-five (95%) of the estimated value of the repurchased Units, determined as of the Net Asset Value Determination Date.  The Investment Manager, in its sole discretion, may determine to waive the five (5%) holdback and authorize an Initial Payment of one hundred percent (100%) of the estimated value of the repurchased Interest. An Investor that tenders a partial Interest, which is ninety percent (90%) or more of the Investor’s Units, and such tender is accepted by the Fund, will be deemed to have liquidated his or her investment, and therefore, will receive an Initial Payment for the tendered Units determined as of the Net Asset Value Determination Date.  The Initial Payment will be made as of the later of (a) thirty (30) days after the Net Asset Value Determination Date, or (b) if the Fund has requested withdrawals of its capital from any investment funds in order to fund the repurchase of Units, within ten (10) business days after the Fund has received at least ninety-five (95%) of the aggregate amount withdrawn by the Fund from such investment funds.

The second and final payment (the “Contingent Payment”) is expected to be in an amount equal to the excess, if any, of (a) the value of the repurchased Units, determined as of the Net Asset Value Determination Date and based upon the results of the annual audit of the Fund’s financial statements for the year in which the Net Asset Value Determination Date falls, over (b) the Initial Payment.  It is anticipated that the annual audit of the Fund’s financial statements will be completed within sixty (60) days after the end of the fiscal year of the Fund and that the Contingent Payment will be made promptly after the completion of the audit.  This amount will be paid to the Payee via ACH or Check, as per the instructions on the Payee’s Letter of Transmittal or as per the settlement instructions of the Payee’s Financial Intermediary. Investors whose Units will be liquidated because they tendered ninety percent (90%) or more of their Units will receive a Contingent Payment.

Both the Initial Payment and Contingent Payment hereunder shall be paid in cash, provided, however, that if the Fund’s Board of Directors determines that it is necessary to make payment of all or a portion of the purchase proceeds by a distribution of portfolio securities to avoid or mitigate any adverse effect of the Repurchase Offer on the remaining Investors of the Fund, or such other reasons as provided for in the Fund’s Confidential Private Placement Memorandum, Statement of Additional Information and Operating Agreement, then such payment shall be made by distributing such portfolio securities, all as more fully described in the Repurchase Offer.

Both the Initial Payment and, if applicable, the Contingent Payment shall be made by check or ACH to the Payee, as per the Payee’s instruction on the Letter of Transmittal.

This note may not be pledged, assigned or otherwise transferred by the Payee.  This note shall be construed according to and governed by the laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

Any capitalized term used herein but not defined herein shall have the meaning ascribed to it in the Repurchase Offer.

Payee: __________________	ACP Strategic Opportunities Fund II, LLC

By: ________________________________

Exhibit (a)(1)(v)

FORM OF LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST
COMPANIES, RETIREMENT PLAN TRUSTEES AND OTHER NOMINEES REGARDING
THE REPURCHASE OFFER BY
      __________________________________________________________________
ACP Strategic Opportunities Fund II, LLC
__________________________________________________________________

TO REPURCHASE UP TO 10% OF ITS
UNITS OF BENEFICIAL INTEREST (“UNITS”) AT THEIR NET ASSET VALUE PER
SHARE

To:   Brokers, Dealers, Commercial Banks, Trust Companies, Retirement Plan Trustees and Other Nominees (“Financial Intermediaries”):

We are enclosing the material listed below relating to the offer by ACP Strategic Opportunities Fund II, LLC (the “Fund”), to its investors (the “Investors”) to repurchase up to ten percent (10%) of the Fund’s units of beneficial interest (the “Units”) issued and outstanding as of May 1, 2010 (the “Expiration Date”) as are properly tendered and not withdrawn on the Expiration Date.  The Fund is a Delaware limited liability company, registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company.

THE REPURCHASE OFFER EXPIRES AT 12:00 MIDNIGHT EASTERN TIME ON THE EXPIRATION DATE, UNLESS EXTENDED.

The Purchase Price to be paid is an amount equal to the net asset value of the tendered Units of the Fund as of the close of the regular trading session of the New York Stock Exchange on June 30, 2010.  An Investor may expect to receive the Repurchase Price for every Unit tendered and accepted, in cash, without interest.  The Units will be repurchased subject to the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal, which as amended or supplemented from time to time constitute the Repurchase Offer (“Repurchase Offer”).

The following documents are enclosed:

(1)	Offer to Purchase dated April 1, 2010;
(2)	Letter of Transmittal; and
(3)	Instructions Form

Please be advised that participation in the Repurchase Offer requires submission of the Instructions Form.  All Financial Intermediaries are requested to submit account information on behalf of their clients who choose to participate in the Repurchase Offer.  If a client instructs you by telephone to present Units for repurchase, please record the telephone conversation (in accordance with applicable law).

No fees or commissions will be payable to brokers, dealers or other persons under the terms of the Repurchase Offer, although redeeming Investors may be obligated to pay a processing fee to their Financial Intermediary for assistance in transmitting a repurchase request.

The Repurchase Offer is not being made to (nor will repurchase requests be accepted from or on behalf of) Investors residing in any jurisdiction in which the making of the Repurchase Offer or its acceptance would not be in compliance with the laws of such jurisdiction.  To the extent that the securities laws of any jurisdiction would require the Repurchase Offer to be made by a licensed broker or dealer, the Repurchase Offer shall be deemed to be made on the Fund’s behalf by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NONE OF THE FUND, ITS BOARD OF DIRECTORS, PINNACLE FUND ADMINISTRATION OR THE INVESTMENT MANAGER TO THE FUND IS MAKING ANY RECOMMENDATION TO ANY INVESTOR WHETHER TO SUBMIT UNITS FOR REPURCHASE OR TO REFRAIN FROM SUBMITTING UNITS FOR REPURCHASE.  THE FUND HAS BEEN ADVISED THAT NO MEMBER OF THE BOARD OF DIRECTORS, PINNACLE FUND ADMINISTRATION, OFFICER OF THE FUND, OR THE FUND’S INVESTMENT MANAGER WILL PARTICIPATE IN THE REPURCHASE OFFER.

Additional copies of the enclosed material may be obtained from Pinnacle Fund Administration, the Fund’s Administrator, at appropriate address and telephone numbers set forth in the Letter of Transmittal.  Any questions you have with respect to the Repurchase Offer should be directed to Ascendant Capital Partners, LP at (610) 688-4180.

Very truly yours,

ACP Strategic Opportunities Fund II, LLC

NOTHING CONTAINED IN THIS LETTER OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF EITHER THE FUND OR PINNACLE FUND ADMINISTRATION OR AUTHORIZE YOU OR ANY OTHER PERSON (A) TO MAKE ANY STATEMENTS WITH RESPECT TO THE REPURCHASE OFFER, OTHER THAN THE STATEMENTS SPECIFICALLY SET FORTH IN THE OFFER OF PURCHASE STATEMENT AND THE LETTER OF TRANSMITTAL, OR (B) TO DISTRIBUTE ANY MATERIAL WITH RESPECT TO THE REPURCHASE OFFER OTHER THAN AS SPECIFICALLY AUTHORIZED.

Exhibit (a)(1)(vi)

INSTRUCTIONS REGARDING THE OFFER BY
__________________________________________________________________
ACP Strategic Opportunities Fund II, LLC
__________________________________________________________________

TO REPURCHASE UP TO 10% OF ITS ISSUED AND OUTSTANDING UNITS
AT NET ASSET VALUE

DO NOT COMPLETE THIS FORM IF YOU HAVE DECIDED NOT TO PRESENT YOUR UNITS FOR REPURCHASE.

Please consult with your Financial Intermediary before completing this form.
__________________________________________________________________

Pinnacle Fund Administration must receive your Units from your Financial Intermediary no later than 12:00 midnight Eastern time on May 1, 2010 (the “Expiration Date”), unless the Offer to Purchase is extended).
__________________________________________________________________

The undersigned acknowledge(s) receipt of the Offer to Purchase, dated April 1, 2010 and the Letter of Transmittal in connection with the offer to Investors by ACP Strategic Opportunities Fund II, LLC (the “Fund”), a Delaware limited liability company registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified management investment company, to tender their Units for the repurchase of up to ten percent (10%) of the Fund’s units of beneficial interest (the “Units”) issued and outstanding as of the Expiration Date.  The undersigned hereby requests the purchase of the Units designated below, in accordance with the terms and conditions of the Offer to Purchase and Letter of Transmittal, which together, as amended from time to time constitute the Repurchase Offer.

Number of Units Tendered for Participation in Repurchase Offer: _____

_______________________________	_______________________________
Name of Registered Investor(s)	Name of Registered Investor(s)
(Please Type or Print)	(Please Type or Print)

_______________________________	_______________________________
Authorized Signature	Authorized Signature

_______________________________	_______________________________
Taxpayer Identification or	Taxpayer Identification or
Social Security Number	Social Security Number

_______________________________
Date